File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006

(Filed May 8, 2006)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ]              Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated May 8, 2006

Press Release

San Pedro Garza Garcia, Nuevo Leon, Mexico – May 8, 2006 - Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) Announced Today it Will Amend its 2004 Annual Report on Form 20-F to Restate its U.S. GAAP Comparative Consolidated Financial Statements and Provide Additional Related Disclosures; Restatement has No Effect on the Company’s Mexican GAAP Consolidated Financial Statements; The Effect on Previously Reported U.S. GAAP Consolidated Net Loss for Each of the Three Years in the Period Ended December 31, 2004 is to Decrease Net Loss by Ps. 35 Million in 2004 and Increase Net Loss by Ps. 1 Million and Ps. 2 Million in 2003 and 2002, Respectively.

Background and Reasons for Restatement

Vitro, S.A. de C.V. (the “Company”) is amending its Annual Report on Form 20-F for the year ended December 31, 2004 to restate some portions of its U.S. GAAP Comparative Consolidated Financial Statements contained therein and incorporate additional related disclosures, in response to comments received from the United States Securities and Exchange Commission. The restatement has no effect on the Company’s Mexican GAAP Consolidated Financial Statements. The restatement of U.S. GAAP financial information involves the following non-cash related items: (a) the application of the equity method of accounting for Empresas Comegua S.A.; (b) the recognition of a reserve for severance indemnities and the related costs; (c) the presentation of several operations as discontinued operations; (d) the reclassification of the gain/loss on sale of assets not considered to be components of a business into Operating Income; (e) the reversal of an impairment charge; and (f) the derecognition of a recoverable asset tax.

New Disclosure Timeline

The Company intends to file an amendment to its 2004 annual report on Form 20-F, including the restated U.S. GAAP Comparative Consolidated Financial Statements, as soon as practicable but in no event later than May 12, 2006.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information please contact:

Investor Relations Adrian Meouchi Vitro S.A. de C.V. + (52) 81-8863-1350 ameouchi@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: May 8, 2006